Exhibit 99.7

(BAR CODE)

ANNUAL GENERAL MEETING OF SHAREHOLDERS – APRIL 12, 2019

ASSEMBLEA DEGLI AZIONISTI – 12 APRILE 2019

ATTENDANCE AND PROXY CARD

REGISTRATION NUMBER	X.XXX.XXXXX	N. DI REGISTRAZIONE

The Annual General Meeting of Shareholders of FCA N.V. will be held on April 12, 2019 at 12:00 NOON CEST at:	L’Assemblea degli Azionisti di FCA N.V. si terrà il 12 Aprile 2019 alle ore 12:00 CEST presso:
the offices of Freshfields Bruckhaus Deringer LLP in Strawinskylaan 10, 1077 XZ Amsterdam (the Netherlands)

We hereby confirm the registration to attend the above meeting of:	Confermiamo la registrazione per partecipare alla suddetta assemblea di:

Shareholder/Azionista: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

Date of birth/Data di nascita: XX.XX.XXXX - Place of birth/Luogo di nascita: XXXXXXXXXXXXXXXX

Resident in/Residente in: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX

for the following shares/ per le seguenti azioni:
Class of shares/Tipo azioni	(Common/Electing/Qualifying/Special voting)

Number of shares/Numero di azioni	XXXXXXXXXXX

Fiat Chrysler Automobiles N.V.	Computershare S.p.A.

PROXY CARD

Should the above indicated Shareholder not be able to attend the meeting in person, he/she may appoint a representative filling in the following proxy:	Se il suddetto Azionista non può partecipare all’assemblea personalmente, potrà delegare un rappresentante completando la seguente delega:

The Undersigned/Il sottoscritto XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX,

appoints/delega:

Mr./Mrs./ il Sig./la Sig.ra ……………………………………………………………………………

to represent him/her and vote on his/her behalf at the above mentioned AGM of Shareholders of FCA N.V.	a rappresentarlo/la e a votare per suo conto alla sopramenzionata assemblea degli Azionisti di FCA N.V.

Date/Data	Signature/Firma